                                              Page 1 of 18 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___ )*

                             Mac-Gray Corporation
                 --------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                 --------------------------------------------------
                        (Title of Class of Securities)

                                  554153-10-6
                          --------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153-10-6             13G                        Page 2 of 18 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Evelyn C. MacDonald

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER


        6  SHARED VOTING POWER

           1,700,000

        7  SOLE DISPOSITIVE POWER


        8  SHARED DISPOSITIVE POWER

           1,700,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,700,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   14.7%    (Based upon 11,579,826 shares of Common Stock reported issued and outstanding in the issuer's lates 10-Q.)

12 TYPE OF REPORTING PERSON*
   IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 554153-10-6             13G                        Page 3 of 18 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Patrick A. Flanagan

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER


        6  SHARED VOTING POWER

           1,700,000

        7  SOLE DISPOSITIVE POWER


        8  SHARED DISPOSITIVE POWER

           1,700,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,700,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   14.7%    (Based upon 11,579,826 shares of Common Stock reported issued and outstanding in the issuer's lates 10-Q.)

12 TYPE OF REPORTING PERSON*
   IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 554153-10-6             13G                        Page 4 of 18 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   R. Robert Woodburn, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER


        6  SHARED VOTING POWER

           1,700,000

        7  SOLE DISPOSITIVE POWER


        8  SHARED DISPOSITIVE POWER

           1,700,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,700,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   14.7%    (Based upon 11,579,826 shares of Common Stock reported issued and outstanding in the issuer's lates 10-Q.)

12 TYPE OF REPORTING PERSON*
   IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 554153-10-6             13G                        Page 5 of 18 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Peter C. Bennett

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER


        6  SHARED VOTING POWER

           1,700,000

        7  SOLE DISPOSITIVE POWER


        8  SHARED DISPOSITIVE POWER

           1,700,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,700,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   See Item 4.

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   14.7%    (Based upon 11,579,826 shares of Common Stock reported issued and outstanding in the issuer's lates 10-Q.)

12 TYPE OF REPORTING PERSON*
   IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                              Page 6 of 18 Pages

                           STATEMENT ON SCHEDULE 13G

Item 1(a).   Name of Issuer:
             --------------

             Mac-Gray Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------

             22 Water Street
             Cambridge, MA 02141

Item 2(a).   Names of Persons Filing:
             -----------------------

             1.   Evelyn C. MacDonald

             2.   Patrick A. Flanagan

             3.   R. Robert Woodburn, Jr.

             4.   Peter C. Bennett

             The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as Exhibit B hereto.
                                   ---------

                                              Page 7 of 18 Pages

Item 2(b).     Business Mailing Address for all Reporting Persons:
               --------------------------------------------------

               c/o Mac-Gray Corporation
               22 Water Street
               Cambridge, MA 02141

Item 2(c).     Citizenship:
               -----------

               Each Reporting Person has United States citizenship.

Item 2(d).     Title of Class of Securities:
               ----------------------------

               Common Stock, $.01 Par Value

Item 2(e).     CUSIP Number:
               ------------

               554153-10-6

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or 13d-
               -------------------------------------------------------------
               2(b), check whether the person filing is a:
               ------------------------------------------

               Not Applicable

                                              Page 8 of 18 Pages

Item 4.   Ownership:
          ---------

          A total of 11,579,826 shares of Common Stock in Mac-Gray Corporation (the "Company") were reported in the Company's Form 10-Q for the period ended September 30, 1997 (SEC File Number 1-13495) as issued and outstanding as of the close of business on October 31, 1997. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power, (ii) shared voting power, (iii) sole dispository power, and (iv) shared dispository power are made in the Tables listed in Exhibit A attached hereto. The percentage of the class of
                      ---------
     Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9. of the cover page for each such Reporting Person included in this Schedule.

          Background Information for Item 4. Each Reporting Person, in his or
          ---------------------------------
     her capacity as settlor or trustee, as the case may be, with respect to certain trusts (described further below) has shared voting and or dispository power over shares of Common Stock held subject to the terms of a stockholders' agreement dated as of April 17, 1997 (the "First Stockholders' Agreement") and a stockholders' agreement dated as of June 26, 1997 (the "Second Stockholders' Agreement") (both agreements collectively, the "Stockholders' Agreements"). The First Stockholders' Agreement and the Second Stockholders' Agreement are filed as Exhibits 10.1 and 10.2 (respectively) to the Company's Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333-3369), (the "Registration Statement") pursuant to the Securities Act of 1933, as amended. Given the terms of the Stockholders' Agreements (as described below), the Reporting Persons and the other persons party thereto might be deemed to constitute a "group" holding beneficial ownership of an aggregate total of 6,979,826 shares amounting to 60.3% of the Company's Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders' Agreements (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in Exhibit A attached hereto.
                                         ---------

          The parties to the First Stockholders' Agreement are the Company and its stockholders Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, Mr. Jeffrey C. Huenink, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.(1), The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald(2), The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald(3), The Stewart G. MacDonald, Jr. 1984 Trust, The Daniel W. MacDonald Trust 1988, the New Century Trust, The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan

                                              Page 9 of 18 Pages

     S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett and certain other holders (who hold in aggregate a de minimis fraction of the issued and outstanding Common Stock). The stockholders party to the First Stockholders' Agreement, who hold in aggregate 6,979,826 shares amounting to 60.3% of the issued and outstanding Common Stock, entered into that agreement pursuant to the Company's April, 1997 acquisition of Sun Services of America, Inc., a former Florida corporation formerly owned by Mr. Huenink. The First Stockholders' Agreement grants Mr. Huenink certain demand and "piggy-back" registration rights, along with the right (subject to certain conditions) to require the Company to repurchase up to 612,026 shares held by Mr. Huenink. The First Stockholders' Agreement also contains a provision requiring each stockholder party thereto to vote their respective shares in favor of Mr. Huenink's election to the Company's Board of Directors until the earliest to occur of April 17, 1999 or such time as Mr. Huenink ceases to hold five percent of the outstanding shares of Common Stock (the "Voting Clause").

          Mr. Huenink has served as a Director of the Company since April, 1997 and continues to serve as such. Mr. Heunink's current term as Director does not expire until the date of the Company's 1999 annual meeting of stockholders. It is currently anticipated that the Voting Clause will expire by its own terms before the expiry of Mr. Heunink's current term as a Director of the Company.

          The parties to the Second Stockholders' Agreement are the Company and its stockholders Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.(1), The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald(2), The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald (3), The Stewart G. MacDonald, Jr. 1984 Trust, The Daniel W. MacDonald Trust 1988, the New Century Trust, The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett and certain other holders (who hold in aggregate a de minimis fraction of the issued and outstanding shares of the Company). The Second Stockholders' Agreement gives the parties thereto ((who in aggregate hold 6,367,800 shares amounting to 55% of the issued and outstanding Common Stock) rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Second Stockholders' Agreement also conveys certain demand and "piggy-back" registration rights to the parties thereto.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                              Page 10 of 18 Pages

     Footnotes to Item 4:
     -------------------

          (1) The trustees for The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr. (the "SGM Trust") are Patrick A. Flanagan, R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the "Independent Trustees") and Stewart G. MacDonald, Jr., who is also the sole beneficiary of the SGM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the SGM Trust. Each of the Independent Trustees and Stewart G. MacDonald, Jr. share power to dispose of the shares held by the SGM Trust. The settlor of the SGM Trust is Evelyn C. MacDonald, who retains the right to replace shares of Common Stock held by the SGM Trust with property of equivalent value.

          (2) The trustees of The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald (the "SEM Trust") are Patrick A Flanagan, R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the "Independent Trustees") and Sandra E. MacDonald, who is also the sole beneficiary of the SEM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the SEM Trust. Each of the Independent Trustees and Sandra E. MacDonald share power to dispose of the shares held by the SEM Trust. The settlor of the SEM Trust is Evelyn C. MacDonald, who retains the right to replace shares of Common Stock held by the Trust with property of equivalent value.

          (3) The trustees of The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald (the "DWM Trust") are Patrick A Flanagan, R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the "Independent Trustees") and Daniel W. MacDonald, who is also the sole beneficiary of the DWM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the DWM Trust. Each of the Independent Trustees and Daniel W. MacDonald share power to dispose of the shares held by the DWM Trust. The settlor of the DWM Trust is Evelyn C. MacDonald, who retains the right to replace shares of Common Stock held by the Trust with property of equivalent value.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                              Page 11 of 18 Pages

Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not Applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company:
          --------------------------------------------------------

          Not Applicable

Item 8.   Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not Applicable

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not Applicable

Item 10.  Certification:
          -------------

                                                             Page 12 of 18 Pages
                                  Signatures
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1998

                              /s/ Evelyn C. MacDonald
                              __________________________________________________
                              Evelyn C. MacDonald, as Settlor of each of
                              The Evelyn C. MacDonald Family Trust f/b/o Stewart
                              G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald


                              /s/ Patrick A. Flanagan
                              __________________________________________________
                              Patrick A. Flanagan, as Trustee of each of The Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald


                              /s/ R. Robert Woodburn, Jr.
                              __________________________________________________
                              R. Robert Woodburn, Jr., as Trustee of each of
                              The Evelyn C. MacDonald Family Trust f/b/o
                              Stewart G. MacDonald, Jr., The Evelyn C.
                              MacDonald Family Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald


                              /s/ Peter C. Bennett
                              __________________________________________________
                              Peter C. Bennett, as Trustee of each of The
                              Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald

                                                             Page 13 of 18 Pages
     EXHIBIT A
     ---------

------------------------------------------------------------------------------------------------------------------------------------

  NAME:  Evelyn C. MacDonald
------------------------------------------------------------------------------------------------------------------------------------
                    COMMON                               FORM OF BENEFICIAL OWNERSHIP                                   BENEFICIAL
                    STOCK                                                                                               OWNERSHIP
                                                                                                                        DISCLAIMED
------------------------------------------------------------------------------------------------------------------------------------
  Sole Voting
   Power
------------------------------------------------------------------------------------------------------------------------------------
  Total Sole
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------------------
    Shared         566,667        By the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. as settlor      YES
    Voting         566,667        By the Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald, Jr. as settlor       YES
    Power          566,667        By the Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald, Jr. as settlor       YES
------------------------------------------------------------------------------------------------------------------------------------
    Total        1,700,000
    Shared
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------------------
     Sole
  Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------------------
  Total Sole
  Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------------------
    Shared         566,667        By the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. as settlor      YES
  Dispositive      566,667        By the Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald, Jr. as settlor       YES
    Power          566,667        By the Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald, Jr. as settlor       YES
------------------------------------------------------------------------------------------------------------------------------------
     Total       1,700,000
    Shared
  Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------------------
                                                                      Aggregated Beneficial Ownership:                   1,700,000
------------------------------------------------------------------------------------------------------------------------------------

                                                             Page 14 of 18 Pages

------------------------------------------------------------------------------------------------------------------------------------
  NAME:  Patrick A. Flanagan
------------------------------------------------------------------------------------------------------------------------------------
                    COMMON                               FORM OF BENEFICIAL OWNERSHIP                                   BENEFICIAL
                    STOCK                                                                                               OWNERSHIP
                                                                                                                        DISCLAIMED
------------------------------------------------------------------------------------------------------------------------------------
  Sole Voting
    Power
------------------------------------------------------------------------------------------------------------------------------------
  Total Sole
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------------------
    Shared          566,667    As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Stewart G. MacDonald, Jr.     YES
    Voting          566,667    As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Sandra E. MacDonald, Jr.      YES
    Power           566,667    As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Daniel W. MacDonald, Jr.      YES
------------------------------------------------------------------------------------------------------------------------------------
     Total        1,700,000
    Shared
    Voting
    Power
------------------------------------------------------------------------------------------------------------------------------------
     Sole
  Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------------------
  Total sole
  Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------------------
    Shared          566,667    As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Stewart G. MacDonald, Jr.     YES
  Dispositive       566,667    As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Sandra E. MacDonald, Jr.      YES
    Power           566,667    As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Daniel W. MacDonald, Jr.      YES
------------------------------------------------------------------------------------------------------------------------------------
    Total         1,700,000
    Shared
  Dispositive
    Power
------------------------------------------------------------------------------------------------------------------------------------
                                                          Aggregated Beneficial Ownership:                               1,700,000
------------------------------------------------------------------------------------------------------------------------------------

                              Page 15 of 18 Pages

------------------------------------------------------------------------------------------------------------------------------
NAME:  R. Robert Woodburn, Jr.
------------------------------------------------------------------------------------------------------------------------------
                COMMON                                  FORM OF BENEFICIAL OWNERSHIP                                BENEFICIAL
                STOCK                                                                                              OWNERSHIP
                                                                                                                    DISCLAIMED
------------------------------------------------------------------------------------------------------------------------------
Sole Voting
 Power
------------------------------------------------------------------------------------------------------------------------------
Total Sole
 Voting
 Power
------------------------------------------------------------------------------------------------------------------------------
Shared            566,667   As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Stewart G. MacDonald, Jr.    YES
Voting            566,667   As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Sandra E. MacDonald, Jr.     YES
Power             566,667   As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Daniel W. MacDonald, Jr.     YES
------------------------------------------------------------------------------------------------------------------------------
 Total          1,700,000
Shared
 Voting
 Power
------------------------------------------------------------------------------------------------------------------------------
  Sole
Dispositive
  Power
------------------------------------------------------------------------------------------------------------------------------
Total Sole
Dispositive
  Power
------------------------------------------------------------------------------------------------------------------------------
   Shared         566,667   As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Stewart G. MacDonald, Jr.    YES
 Dispositive      566,667   As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Sandra E. MacDonald, Jr.     YES
   Power          566,667   As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Daniel W. MacDonald, Jr.     YES
------------------------------------------------------------------------------------------------------------------------------
   Total        1,700,000
  Shared
Dispositive
  Power
------------------------------------------------------------------------------------------------------------------------------
                                                                            Aggregated Beneficial Ownership:        1,700,000
------------------------------------------------------------------------------------------------------------------------------

                                                           Page 16 of 18 Pages

------------------------------------------------------------------------------------------------------------------------------
NAME:  Peter C. Bennett
------------------------------------------------------------------------------------------------------------------------------
                 COMMON                                 FORM OF BENEFICIAL OWNERSHIP                               BENEFICIAL
                 STOCK                                                                                              OWNERSHIP
                                                                                                                    DISCLAIMED
------------------------------------------------------------------------------------------------------------------------------
Sole Voting
  Power
------------------------------------------------------------------------------------------------------------------------------
Total Sole
  Voting
  Power
------------------------------------------------------------------------------------------------------------------------------
  Shared       566,667       As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Stewart G. MacDonald, Jr.      YES
  Voting       566,667       As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Sandra E. MacDonald, Jr.       YES
  Power        566,667       As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Daniel W. MacDonald, Jr.       YES
------------------------------------------------------------------------------------------------------------------------------
  Total      1,700,000
 Shared
 Voting
 Power
------------------------------------------------------------------------------------------------------------------------------
  Sole
Dispositive
 Power
------------------------------------------------------------------------------------------------------------------------------
 Total Sole
Dispositive
  Power
------------------------------------------------------------------------------------------------------------------------------
  Shared       566,667       As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Stewart G. MacDonald, Jr.      YES
Dispositive    566,667       As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Sandra E. MacDonald, Jr.       YES
  Power        566,667       As co-trustee for the Evelyn C. MacDonald Family Trust f/o/b Daniel W. MacDonald, Jr.       YES
------------------------------------------------------------------------------------------------------------------------------
  Total      1,700,000
 Shared
Dispositive
 Power
------------------------------------------------------------------------------------------------------------------------------
                                                                           Aggregated Beneficial Ownership:           1,700,00
------------------------------------------------------------------------------------------------------------------------------

                                                           Page 17 of 18 Pages
EXHIBIT B
---------
                            JOINT FILING AGREEMENT
                            ----------------------

       This will confirm the agreement by Evelyn C. MacDonald, Patrick A. Flanagan, R. Robert Woodburn, Jr., and Peter C. Bennett, each as the Settlor or a Trustee of The Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald, as the case may be (collectively, the "Reporting Persons") in connection with that certain Schedule 13G to be filed on or about February 14, 1998, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Mac-Gray Corporation (the "Company") pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the "Schedule 13G"). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

       (i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other "person" who or which is or becomes a party to or a member of any "group" (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

       (ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

       This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 17, 1998


                           /s/ Evelyn C. MacDonald
                           _____________________________________________________
                           Evelyn C. MacDonald, as Settlor of each of The
                           Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family
                           Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald


                           /s/ Patrick A. Flanagan
                           _____________________________________________________
                           Patrick A. Flanagan, as Trustee of each of The Evelyn
                           C. MacDonald Family Trust f/b/o Stewart G.
                           MacDonald, Jr., The Evelyn C. MacDonald Family
                           Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald

                                                           Page 18 of 18 Pages


                           /s/ R. Robert Woodburn, Jr.
                           _____________________________________________________
                           R. Robert Woodburn, Jr., as Trustee of each of The Evelyn C.MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family
                           Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald


                           /s/ Peter C. Bennett
                           _____________________________________________________
                           Peter C. Bennett, as Trustee of each of The Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald and The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald